

AXIS INSURANCE COMPANY
Administrative Office – 11680 Great Oaks Way, Suite 500
Alpharetta, Georgia 30022
(a stock company hereinafter the "Insurer")

Excess Policy

DECLARATIONS PAGE– CLAIMS MADE

SUBJECT TO THE PROVISIONS OF THE **FOLLOWED POLICY**, THIS POLICY MAY APPLY ONLY TO CLAIMS FIRST MADE OR CLAIMS FIRST MADE AND REPORTED DURING THE **POLICY PERIOD** OR THE EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENT AMOUNTS MAY BE REDUCED AND EXHAUSTED BY PAYMENT OF DEFENSE COSTS OR CLAIMS EXPENSES. PLEASE READ THIS POLICY CAREFULLY.

Policy Number: MCN753993/01/2016   Renewal of Policy Number: MCN753993/01/2015

Item 1. **Policyholder** and Mailing Address: Wells Fargo Funds Trust
525 Market Street, 12th Floor
San Francisco, CA 94105

Item 2. **Policy Period**: From: 12:01 a.m. on September 1, 2016 to: 12:01 a.m. on September 1, 2017 local time at the address in Item 1.

Item 3. Limit of Liability for the **Policy Period**: $10,000,000.

Item 4. **Underlying Insurance**: See attached Schedule of Underlying Insurance.

Item 5. Forms and Endorsements attached at Policy inception: See attached Schedule of Forms and Endorsements.

Item 6. Notices to Insurer:

A. Notice of claims or potential claims:	B. All other notices:
AXIS Insurance Company Professional Lines Claims 300 Connell Dr., P.O. Box 357 Berkeley Heights, NJ 07922-0357 Toll Free Fax: (866) 770-5630 E-mail: USClaimNoticeBH@axiscapital.com	AXIS Insurance Company Professional Lines 300 Connell Dr., P.O. Box 357 Berkeley Heights, NJ 07922-0357 Fax: (908) 508-4301

Item 7. Premium: $23,100 (No additional premium for TRIA).

Schedule of Underlying Insurance

Followed Policy		
Insurer Name	Policy Number	Limit
Great American Insurance Company	FS 5177601 13 00	$20,000,000

Other Underlying Insurance		
Insurer Name	Policy Number	Limit
Fidelity and Deposit Company of Maryland	FIB0004712-16	$20,000,000
Berkley Regional Insurance Company	BFIV-45001759-21	$20,000,000
Federal Insurance Company	82183333	$20,000,000

Schedule of Forms and Endorsements

Notices, Forms and Disclosures:	
Excess Policy	XS 0001 (12 10)

Endorsements:		
No.	Endorsement Name	Endorsement Number
1	California Amendatory Endorsement	XS 0005-CA (01 14)
2	Application Amended Endorsement	XS 0202 (10 10)
3	Exclude Change to Followed Policy and Recognize Reduction of Underlying Limit	XS 1103 (12 10)
4	Non Stacking of Limits Endorsement	XS 1111 (12 10)



SIGNATURE PAGE

IN WITNESS WHEREOF, the Company has caused the facsimile signatures of its President and Secretary to be affixed hereto, and has caused this policy to be signed on the Declarations by an authorized representative of the Company.

Peter J. Vogt, President   Andrew Weissert, Secretary



Excess Policy

In consideration of the premium paid and in reliance upon all information and representations provided or made available by the **Insureds** to the Insurer in connection with the underwriting of this Policy, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and **Policyholder**, on behalf of all **Insureds**, agree as follows:

I.   INSURING AGREEMENT

This Policy shall provide insurance excess of the **Underlying Insurance**. Liability shall attach to the Insurer only after (i) the insurers of the **Underlying Insurance**, the **Insureds** or others on behalf of the **Insureds** shall have paid in legal currency amounts covered under the respective **Underlying Insurance** equal to the full amount of the **Underlying Limit**, and (ii) the retention or deductible, if any, applicable under the **Underlying Insurance** has been satisfied. Except as specifically set forth herein, coverage under this Policy shall apply in conformance with all provisions of the **Followed Policy**.

II.   DEFINITIONS

When used in this Policy, whether in the singular or the plural:

A.   **Insureds** means all persons and entities covered under the **Followed Policy**.

B.   **Followed Policy** means the insurance policy(ies) identified as such in the Schedule of Underlying Insurance attached hereto.

C.   **Policy Period** means the period set forth in Item 2 of the Declarations.

D.   **Policyholder** means the person(s) or entity(ies) set forth in Item 1 of the Declarations.

E.   **Underlying Insurance** means the **Followed Policy** and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

F.   **Underlying Limit** means an amount equal to the aggregate of all limits of liability set forth in the Schedule of Underlying Insurance attached hereto.

III.   CONDITIONS AND LIMITATIONS

A.   The Limit of Liability set forth in Item 3 of the Declarations shall be the maximum amount payable by the Insurer in excess of the **Underlying Limit**.

B.   If any amount covered under the **Underlying Insurance** is subject to a sublimit of liability, this Policy shall not apply to such amount, but the Insurer shall recognize payment of such amount in any manner described in Section I. Insuring Agreement as reducing the **Underlying Limit** by such amount.

C.   The **Insureds** shall give written notice to the Insurer if any **Underlying Insurance** is changed or terminated or if any insurer of the **Underlying Insurance** becomes financially unable to pay any amount covered under the **Underlying Insurance**. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the **Insureds** to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D.   Notice to the Insurer shall be given at the respective address shown in Item 6 of the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E.   The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the **Underlying Limit** has not been exhausted. The **Insureds** shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer's position or potential rights of recovery. No action by any other insurer shall bind the Insurer under this Policy.



Endorsement No.	Effective Date	Policy Number	Additional Premium
1	12:01 a.m. on September 1, 2016	MCN753993/01/2016	N/A

CALIFORNIA AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

EXCESS POLICY

It is agreed that:

The **Policyholder** may cancel this Policy at any time by giving advance written notice thereof to the Insurer stating the effective date of cancellation. In such event, the Insurer shall refund any unearned premium computedpro-rata.

This Policy shall follow any terms and conditions in the **Followed Policy** that permit the insurer to cancel the policy for reasons other than non-payment of premium. If the Insurer cancels this Policy for reasons other than non-payment of premium, the Insurer shall deliver or mail written notice of cancellation to the **Policyholder**, stating the reason(s) for and the effective date of cancellation, not less than 30 days after the date such notice is given, unless the **Followed Policy** requires more advance notice.

If the Insurer cancels this Policy for non-payment of premium, the Insurer shall deliver or mail to the **Policyholder** written notice of cancellation for non-payment of premium, stating the effective date thereof, which shall not be less than 10 days after the date such notice is given, unless the **Followed Policy** requires more advance notice.

If the Insurer decides not to renew this Policy or conditions renewal upon a reduction of the Limit of Liability, an elimination of coverage, an increase in retention, or an increase of more than 25% of the premium, the Insurer shall deliver or mail written notice thereof to the **Policyholder** at least 60 days but not more than 120 days prior to the expiration of the **Policy Period**. The notice shall state the reason(s) for nonrenewal or conditional renewal.

If the Insurer mails notice of cancellation or nonrenewal, the Insurer shall do so by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing to the **Policyholder** at the address in Item 1 of the Declarations. The Insurer also shall send such notice by mail or electronic mail to the producer of record, if any. The delivery or mailing of such notice shall be sufficient proof thereof and the **Policy Period** shall end at the date and hour specified in the notice.

Solely with respect to the liability coverage under this Policy, if execution on a judgment against the **Insured** or their personal representative is returned unsatisfied in an action brought to recover loss for a claim made under the Policy during the **Policy Period**, then an action may be maintained against the Insurer under the terms of this Policy for an amount of the judgment not exceeding the Policy's Limit of Liability and to the extent such judgment is covered under the Policy.

Solely with respect to the liability coverage under this Policy, the bankruptcy or insolvency of the **Insureds** shall not relieve the Insurer of its obligations nor deprive the Insurer of its rights or defenses under this Policy.

All other provisions of the Policy remain unchanged.



Endorsement No.	Effective Date	Policy Number	Additional Premium
2	12:01 a.m. on September 1, 2016	MCN753993/01/2016	N/A

APPLICATION AMENDED ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Policy

It is agreed that:

The paragraph in the written application for this Policy titled: "APPLICATION FORMS PART OF POLICY" is replaced with the following:

APPLICATION FORMS PART OF POLICY

If the policy form applied for is issued, all information and representations provided or made available by the Applicant to the Insurer in connection with the underwriting of the policy will form a part of the policy provided the application and such materials are attached to the policy at the time of its delivery.

All other provisions of the Policy remain unchanged.



Endorsement No.	Effective Date	Policy Number	Additional Premium
3	12:01 a.m. on September 1, 2016	MCN753993/01/2016	N/A

EXCLUDE CHANGE TO FOLLOWED POLICY AND RECOGNIZE REDUCTION OF UNDERLYING LIMIT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Policy

It is agreed that:

This Policy shall not provide insurance coverage excess of the coverage provided by Insuring Agreement G, H, I, K, and other sub-limited insuring agreements of the **Followed Policy**, but the Insurer shall recognize payment of amounts covered thereunder in any manner described in Section I. Insuring Agreement as reducing the **Underlying Limit** by the amount of such payment.

All other provisions of the Policy remain unchanged.



Endorsement No.	Effective Date	Policy Number	Additional Premium
4	12:01 a.m. on September 1, 2016	MCN753993/01/2016	N/A

NON STACKING OF LIMITS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Policy

It is agreed that:

If any amount covered under this Policy also is covered under one or more other policies issued by the Insurer or any an affiliate of the Insurer, then: (i) the Insurer's liability under this Policy for such amount shall not exceed the proportion that the Limit of Liability of this Policy bears to the sum of all the limits of liability of all such polices; and (ii) the maximum amount payable by the Insurer for such amount under all such policies shall not exceed the highest applicable limit of liability.

All other provisions of the Policy remain unchanged.

Insured: WELLS FARGO FUNDS TRUST   Date: October 3, 2016

Producer: WILLIS OF MINNESOTA, INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
          WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
September 1, 2016	82183333	Financial Institution Excess Bond Form E		$ 48,795
To				
September 1, 2017				
0.0% Commission				
			TOTAL	$ 48,795

Chubb Group of Insurance Companies	**DECLARATIONS** **FINANCIAL INSTITUTION** **EXCESS BOND FORM E**
15 Mountain View Road, Warren, New Jersey 07059	

NAME OF ASSURED:

Bond Number: 82183333

WELLS FARGO FUNDS TRUST

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

525 MARKET STREET, 12TH FLOOR
SAN FRANCISCO, CA 94105

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from   12:01 a.m. on September 1, 2016
                              to   12:01 a.m. on September 1, 2017

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $20,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $20,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 60,050,000

ITEM 5. PRIMARY BOND:

Insurer:	Great American Insurance Company
Form and Bond No.:	FS 517-76-01-13-00
Limit:	$20,000,000
Deductible:	$50,000
Bond Period:	09/01/2016 – 09/01/2017

Insurer:	Fidelity and Deposit Company of Maryland
Form and Bond No.	FIB 0004712 16
Limit:	$20,000,000
Deductible:	$20,500,000
Bond Period:	09/01/2016 – 09/01/2017

Insurer:	Berkley Regional Insurance Company
Form and Bond No.:	BFIV-45001759-21
Limit:	$20,000,000
Deductible:	$40,050,000
Bond Period:	09/01/2016 – 09/01/2017

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: Any sub-limited Coverages

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1-3

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

_____
Secretary

_____
Paul J. Krump
President

October 3, 2016
Date

_____
Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a.   The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b.   The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond	A.	If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.
Representations Made By Assured	B.	The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.
		The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.
		Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.
Notice To Company Of Legal Proceedings Against Assured - Election To Defend	C.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend
(continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this bond, or

b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery *(continued)*	Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8.   This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
Insuring Company: FEDERAL INSURANCE
COMPANY

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

Effective date of
this endorsement/rider: September 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82183333

Issued to: WELLS FARGO FUNDS TRUST

_____

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 2

Bond Number: 82183333

NAME OF ASSURED: WELLS FARGO FUNDS TRUST

PREMIUM ENDORSEMENT

It is agreed that:

1.   The premium for this bond for the period September 1, 2016 to September 1, 2017 is:

        Premium: Forty-eight thousand, seven hundred and ninety-five dollars ($48,795.00)

2.   It is further agreed that this premium is subject to change during this period if amendments are made to this bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 3, 2016   By _____
                                                        Authorized Representative

Excess Bond
Form 17-02-0735 (Rev. 1-97)

Effective date of
this endorsement/rider: September 1, 2016   FEDERAL INSURANCE COMPANY

Endorsement/Rider No.   3

To be attached to and
form a part of Policy No.   82183333

Issued to: WELLS FARGO FUNDS TRUST

AMEND TERMINATION ENDORSEMENT

In consideration of the premium charged, it is agreed that:

1.   Section 6, Termination of this Bond, is hereby amended to provide continued coverage for any closed or dissolved Registered Management Investment Company or Mutual Fund named as the ASSURED during the Bond Period. Coverage shall be provided for a maximum of 365 days from the date the Registered Management Investment Company or Mutual Fund named as an ASSURED is closed or dissolved, as long as, coverage is renewed with FEDERAL INSURANCE COMPANY (hereinafter referred to as the "Company").

2.   If for any reason this Bond is cancelled as an entirety or non-renewed with the Company the granting of 365 days of coverage for any closed or dissolved Registered Management Investment Company or Mutual Fund named as an ASSURED shall be immediately terminated.

3.   The first named ASSURED noted on the Declarations of this Bond is required to provide an updated listing of all required named Assureds and their active status upon the expiration of each BOND PERIOD.

4.   This Endorsement shall not apply to any named ASSURED that is not a Registered Management Investment Company or Mutual Fund.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.



National Union Fire Insurance Company of Pittsburgh, Pa. ᵠ

A capital stock company

Policy Number: 01-770-23-00   Replacement of: 01-641-20-92

EXCESS EDGE®

NOTICES: *Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.*

DECLARATIONS

Policyholder:	WELLS FARGO FUNDS TRUST
Policyholder Address:	525 MARKET STREET, 12TH FLOOR SAN FRANCISCO, CA 94105-2712
Policyholder Domicile:	California
Insurer Address:	175 Water Street New York, NY 10038
Claims Address: e-mail:	c-claim@AIG.com
Mail:	AIG, Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225

Limit of Liability:	$ 20,000,000
Total Underlying Limits:	$ 90,000,000
Policy Period: From:	September 1, 2016
To:	September 1, 2017
Premium:	$ 41,640

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
*	Great American Insurance Company	517-76-01 - 13	$20,000,000 Primary	09/01/2016 to 09/01/2017
	Fidelity and Deposit Company of Maryland	FIB0004712-16	$20,000,000 Xs $20,000,000	09/01/2016 to 09/01/2017
	Berkley Regional Insurance Company	BFIV-45001759-21	$20,000,000 Xs $40,000,000	09/01/2016 to 09/01/2017
	Federal Insurance Company	82183333	$20,000,000 Xs $60,000,000	09/01/2016 to 09/01/2017
	Axis Insurance Company	MCN753993/01/2016	$10,000,000 Xs $80,000,000	09/01/2016 to 09/01/2017

The Policy Period incepts and expires as of 12:01 A.M. at the Policyholder Address. Terms with "Bold" typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the "Followed Policy" means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following Followed Coverage Section(s): Standard Great American Investment Company Bond.

1331340
103224 (02/10)   -1-

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa. ® (the "Insurer") and insureds agree as follows:

INSURING AGREEMENT
This policy shall provide coverage in accordance with the same terms, conditions and limitations of the Followed Policy, as modified by and subject to the terms, conditions and limitations of this policy.

The Insurer's coverage obligations under this policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments by, on behalf of or in the place of the Underlying Insurers of amounts covered under the Underlying Policies. This policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payments by others of covered amounts under that Underlying Policy. The risk of uncollectability of any part of the Total Underlying Limits, for any reason, is expressly retained by the Policyholder and any insureds, and is not insured under this policy or assumed by the Insurer.

LIMIT OF LIABILITY
The Limit of Liability is the aggregate limit of the Insurer's liability for all coverage under this policy.

NOTICES
Where the Followed Policy requires or permits notice to its insurer, the Policyholder or the insureds have the same obligations and rights to notify the Insurer under this policy, except that with respect to this policy, any notice to the Insurer must be directed as follows: (i) for claims-related matters, by mail or e-mail to the Claims Address; and (ii) for all other notices, by mail to the Insurer Address.

RIGHTS
The Insurer shall have the same rights, privileges and protections afforded to the Underlying Insurer of the Followed Policy in accordance with the terms, conditions and limitations of the Followed Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Policyholder, its subsidiaries and any insureds shall provide the Insurer with such information, assistance and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer's position or potential rights of recovery.

RELIANCE
The Insurer has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the Underlying Policies, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES
If, subsequent to the issuance of the Followed Policy, the terms, conditions or limitations of an Underlying Policy are modified, the insureds must notify the Insurer in writing, as soon as practicable, of such modification. If any changes to the Followed Policy: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the Insurer reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

_____   _____   _____
PRESIDENT   AUTHORIZED REPRESENTATIVE   SECRETARY

_____   _____   _____
COUNTERSIGNATURE   DATE   COUNTERSIGNATURE LOCATION
(WHERE REQUIRED BY LAW)

WILLIS OF MINNESOTA INC
1600 UTICA AVE S.
SUITE 600
MINNEAPOLIS, MN 55416
1331340

103224 (02/10)   -2-   ⊕ All rights reserved.

This endorsement, effective   *12:01 AM*   *September 1. 2016*   forms a part of
policy number   *01-770-23-00*
issued to *WELLS FARGO FUNDS TRUST*

by   *Nationa7 Union Fire Insurance Company of Pittsburgh. Pa.*

FIDELITY ENDORSEMENT

(UNDERLYING SUBLIMITS NOT COVERED)

In consideration of the premium charged, it is hereby understood and agreed that the policy
is amended as follows:

1.   The NOTICES appearing above the Declarations are deleted in their entirety and
replaced with the following:

NOTICES: Please read the policies carefully and discuss the coverage hereunder
with your insurance agent or broker.

2.   The "LIMIT OF LIABILITY" Clause is deleted in its entirety and replaced with the
following:

LIMIT OF   The Limit of Liability is the limit of the Insurer's liability for all
LIABILITY   coverage under this policy.

3.   The "RELIANCE" Clause is deleted in its entirety and replaced with the following:

RELIANCE The Insurer has issued this policy in reliance upon the completeness
and accuracy of the applications, warranties, statements, the binders

for the Underlying Policies, any attachments thereto and any other
materials submitted for this policy.

If any Underlying Limits are subject to a sub-limit of liability, then this policy shall not
provide coverage with respect to the coverage that is subject to such sub-limit; provided,
however this policy shall recognize payments made under any such sub-limit in any
Underlying Policy and such payments shall apply toward the exhaustion of the Underlying
Limits.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____

AUTHORIZED REPRESENTATIVE

END 001

ENDORSEMENT# _2_

This endorsement, effective at _12:01 AM_   _September 1. 2016_   forms a part of
Policy number _01-770-23-00_
Issued to: _WELLS FARGO FUNDS TRUST_

By: _National Union Fire Insurance Company of Pittsburgh. Pa._

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 002

119679 (9/ 15) Page 1 of 1

This endorsement, effective *12:01 AM*   *September 1. 2016*   forms a part of
policy number   *01-770-23-00*
issued to *WELLS FARGO FUNDS TRUST*

by   *Nationa7 Union Fire Insurance Company of Pittsburgh. Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY - ADMITTED
110996	03/12	FIDELITY ENDORSEMENT (UNDERLYING SUBLIMITS NOT COVERED)
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 003